

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

November 30, 2023

Jacob D. Cohen
Chief Executive Officer
Mangoceuticals, Inc.
15110 N. Dallas Parkway, Suite 600
Dallas, TX 75248

>    **Re:  Mangoceuticals, Inc.**
>         **Draft Registration Statement on Form S-1**
>         **Submitted November 24, 2023**
>         **CIK No. 0001938046**

Dear Jacob D. Cohen:

    This is to advise you that we do not intend to review your registration statement.

    We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Benjamin Richie at 202-551-7857 with any questions.

>    Sincerely,
>
>    Division of Corporation Finance
>    Office of Industrial Applications and
>    Services

cc:    David M. Loev